EXHIBIT 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318-484-7400
www.cleco.com

NEWS RELEASE

Analyst Contact:	**Media Contact:**
Cleco Corporation	Cleco Corporation
Russell Davis	Susan Broussard
(318) 484-7501	(318) 484-7773
Russell.Davis@cleco.com	

For Immediate Release

Cleco Corp. Announces Chief Executive Succession

- o **Michael H. Madison announces plans to step down as CEO and retire at the end of the year**

- o **Bruce A. Williamson to be appointed president and chief executive officer in July**

PINEVILLE, La., April 25, 2011 – Cleco Corp. (NYSE: CNL) today announced that Michael Madison, 62, will step down as president and CEO to become vice chairman effective July 2011 in transition to his retirement from the company around the end of the year. The company has selected Bruce Williamson, 51, to succeed Madison as president and chief executive officer effective July 5, 2011.

<u>**Retirement of Michael H. Madison:**</u>
Madison will step down as president and CEO effective July 5, 2011. Between then and his retirement he will serve the company as vice chairman and provide transition support to the new chief executive.

During Madison's tenure with Cleco, the company's regulated utility embarked on a fuel diversification effort which more than doubled its rate base to serve utility customers. This effort included the addition of Madison Unit 3, a 600-MW solid-fuel circulating-fluidized-bed unit capable of burning biomass, and Acadia Unit 1, a 580-MW combined-cycle natural gas-fired plant.

"Mike successfully led us through the largest investment and expansion program the company has ever undertaken," said J. Patrick Garrett, chairman of the board of Cleco Corp. "His contributions to Cleco are long-lasting and have placed us on a very strong financial foundation as the company looks to its future."

"For me to say that my career with Cleco has been fulfilling would be an understatement," said Madison. "However, I'm looking forward to retirement as Cleco continues to achieve operational and financial success."

-- more --

Appointment of Bruce A. Williamson:
Cleco Corp. has entered into an agreement to name Williamson as its next president and chief executive officer effective July 5, 2011.

Williamson most recently has served as chairman, president and CEO of Dynegy Inc. Prior to joining Dynegy, Williamson was a member of the leadership at Duke Energy Corp. where he managed multiple business units in both Charlotte, N.C. and Houston. Williamson began his career with Shell Oil Co. in 1981. His work there spanned 14 years and included domestic and overseas work in exploration and production, as well as financial and corporate leadership positions. In 1995 he joined Panhandle Eastern Pipeline Co., later known as PanEnergy, where he was responsible for finance and corporate development prior to PanEnergy's merger with Duke Power in 1998.

Williamson earned a bachelor's degree in finance from the University of Montana and a master's of business administration from the Bauer College of Business at the University of Houston. He serves on the University of Houston Chancellor's Energy Advisory Board and the Dean's Executive Advisory Board for the C. T. Bauer College of Business. Williamson also serves on the board of Questar Corporation (NYSE: STR), an integrated natural gas company, and Houston-based Crime Stoppers, a non-profit organization dedicated to solving and preventing serious crime in partnership with citizens and the criminal justice system.

"We are pleased to welcome Bruce as our CEO," said Garrett. "Bruce is a proven leader with 30 years of broad energy industry and financial experience. He is the right person to build upon our strategy while the company continues to navigate an evolving regional marketplace and changing environmental and market regulations."

"Cleco has positioned itself exceptionally well for customers and shareholders with the additions it has made to its regulated fleet, while at the same time reducing its exposure to the unregulated merchant power business," said Williamson. "In doing so, the company has dramatically strengthened its financial position and its ability to look for new opportunities to capture value. I look forward to joining Cleco and building upon the foundation that Mike and his team have created."

<center>###</center>

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company, Cleco Power LLC, which serves about 279,000 retail customers across Louisiana. Cleco also operates a wholesale energy business, Cleco Midstream Resources LLC, which includes the pending sale of Acadia Power Station Unit 2. For more information about Cleco, visit www.cleco.com.

Please note: This news release contains forward-looking statements. Actual events and results may differ materially from those projected. There are many risks and uncertainties with respect to such forward-looking statements, including the risks and uncertainties more fully described in Cleco's latest Annual Report on Form 10-K.